UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2021

Commission File Number 001-40628

Zenvia Inc.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

Avenida Paulista, 2300, 18th Floor, Suites 182 and 184

São Paulo, São Paulo, 01310-300

Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Zenvia Welcomes Shay Chor as Investor Relations Officer

São Paulo, September 13, 2021 – Zenvia Inc. (“Zenvia”) (NASDAQ: ZENV), announces the appointment of Shay Chor as Investor Relations Officer, with direct report to Cassio Bobsin, Chief Executive Officer and founder of Zenvia.

"Shay has an impressive track record of Investor Relations expertise and a very strong relationship with equity investors, and the Equity Capital Markets in general. We were in the search of a professional that not only knew how to navigate the equity markets brilliantly, but who could help us develop and secure long-term relationships with a vast number and variety of investors. We couldn't be more excited with Shay joining us with that goal and with how he will strategically raise the bar in our alignment with all our stakeholders", said Cassio Bobsin.

Mr. Chor joins Zenvia from Atento, where he spent four years as Corporate Treasurer and Investor Relations Director. Before that, he worked six years covering both Brazilian and US investors as a Senior Vice President on the Latin America Equity Sales desk at Goldman Sachs. Mr. Chor initiated his career in 1999 at UBS Warburg, having held different roles in the areas of equity sales, equity research, investor relations and structured finance in institutions such as Deutsche Bank, Banco Santander and Brasil Telecom. Mr. Chor holds a Bachelor´s degree in Business Administration from IBMEC, Brazilian Institute for Capital Markets.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: September 13, 2021

Zenvia Inc.

	By:	/s/ Cassio Bobsin
	Name:	Cassio Bobsin
	Title:	Chief Executive Officer